SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of July 2021

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.

(Translation of registrant’s name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file
annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the
information contained in this Form is also thereby furnishing the
information to the Commission pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934.

Yes ______ No ___X___

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 29, 2021

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/s/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Investor Relations Officer

GOL 20 years

Results 2Q21

07/29/2021







Disclaimer

This presentation contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of GOL. These are merely estimates and projections and, as such, are based exclusively on the expectations of GOL's management. Such forward-looking statements depend, substantially, on external factors, in addition to the risks disclosed in GOL's filed disclosure documents and are, therefore, subject to change without prior notice.

The verbs "anticipate", "believe", "estimate", "expect", "forecast", "plan", "predict", "project", "target" and other similar verbs are intended to identify these forward-looking statements, which involve risks and uncertainties that could cause actual results to differ materially from those projected in this presentation and do not guarantee any future GOL performance. The factors that might affect performance include, but are not limited to: (i) macroeconomic developments in Brazil and volatility in exchange rates, interest rates and other economic indicators; (ii) developments relating to the spread of COVID-19, such as the duration and extent of quarantine measures and travel restrictions and the impact on overall demand for air travel; (iii) the competitive environment in the Brazilian airline market and government measures that may affect it; (iv) fuel price volatility; and (v) the risks disclosed in GOL's filings with the U.S. Securities and Exchange Commission and the CVM – Comissão de Valores Mobiliários (the Brazilian Securities and Exchange Committee).

All forward-looking statements in this presentation are based on information and data available as of the date they were made, and GOL undertakes no obligation to update them in light of new information or future development.

Non-GAAP Measures

To be consistent with industry practice, GOL discloses so-called non-GAAP financial measures, which are not recognized under IFRS or U.S. GAAP, including "net debt," "total liquidity" and "EBITDA." GOL's management believes that disclosure of non-GAAP measures provides useful information to investors, financial analysts and the public in their review of its operating performance and their comparison of its operating performance to the operating performance of other companies in the same industry and other industries. However, these non-GAAP measures do not have standardized meanings and may not be directly comparable to similarly-titled measures adopted by other companies. Potential investors should not rely on information not recognized under IFRS as a substitute for the IFRS measures of earnings or cash flow in making an investment decision.

2Q21 Highlights

GOL

Indicators	2Q21	Var. x 2Q20
Gross Sales (R$ MM)	1,651	+136.5%
ASK (BN)	4.0	+307.4%
RPK (BN)	3.4	+344.0%
Load Factor	85.1%	+7.0 p.p.
On-time Departures	96.3%	+0.2 p.p.
Yield (R$ cents)	25.9	-17.9%
Pax Revenue (R$ MM)	887.6	+264.8%
RASK (R$ cents)	25.5	-29.5%
CASK[2] (R$ cents)	21.9	-35.6%
EBITDA[2]	222.4	+124.2%
EBITDA Margin[2]	*21.6%*	*-6.1 p.p.*
EBIT[2]	143.6	+603.3%
EBIT Margin[2]	*14.0%*	*+8.3 p.p.*

1. *Excluding Perpetual and Exchangeable Notes.*
2. *Includes expenses related to current operating levels.*

- **Total Liquidity:** R$1.8 billion; R$3.7 billion including deposits
- **Net Cash Burn:** *Breakeven* at end 2Q21
- **Net Debt[1]/LTM EBITDA[2]:** 10.1x
- **PRASK:** R$22.0 cents (-10.5% vs. 2Q20)

Sales, Flights & Covid-19

Immunization provides positive outlook for 2H21



Flights/day
Sales/day (R$ MM)
800
700
600
500
400
300
200
100
0
Fatalities of Covid-19
(7-day moving average)
600 (E)
Flights
36 (E)
Sales
400
26
Mar-20
Apr-20
May-20
Jun-20
Jul-20
Aug-20
Sep-20
Oct-20
Nov-20
Dec-20
Jan-21
Feb-21
Mar-21
Apr-21
May-21
Jun-21
Jul-21
Aug-21
Sep-21
Oct-21
Nov-21
Dec-21

Daily Covid-19 Cases and Fatalities

Rolling 7-day average per million inhabitants

Daily New Cases



800
600
400
200
0
Jan 1, 2021
Feb 24, 2021
Apr 15, 2021
Jun 4, 2021
Jul 27, 2021
Spain
United Kingdom
France
Brazil
United States
Israel
Mexico
Chile

New cases in Brazil continue to fall, after a long stable period at a high level → +NATURAL IMMUNIZATION

Daily New Fatalities



18
16
14
12
10
8
6
4
2
0
Jan 1, 2021
Feb 24, 2021
Apr 15, 2021
Jun 4, 2021
Jul 27, 2021
Brazil
Chile
Mexico
United Kingdom
United States
Spain
France
Israel

New fatalities in countries with growing cases have attenuated impact → +VACCINE IMMUNIZATION

Source: Our World in Data (as of July 27, 2021).

Vaccination Roll-out in Brazil

Share of population vaccinated against Covid-19


Share of people fully vaccinated against COVID-19
Share of people only partly vaccinated against COVID-19
Chile 63% 8.9% 72.0%
Canada 57% 14% 71.1%
United Kingdom 55% 14% 68.7%
Portugal 53% 14% 67.6%
Israel 62% 5.1% 66.7%
Spain 56% 10% 66.3%
Italy 50% 13% 62.4%
Germany 50% 11% 60.7%
France 45% 14% 59.1%
United States 49% 7.8% 56.6%
Argentina 14% 40% 53.3%
Brazil 18% 29% 47.8%
Mexico 19% 14% 33.4%
China 28% 27.7%
India 7% 18% 25.3%
Russia 16% 8.2% 24.2%
Peru 14% 9.7% 23.5%
0%
10%
20%
30%
40%
50%
60%
70%

Source: Our World in Data (as of July 27, 2021).

Disciplined Revenue Management



Load Factor
Domestic Load Factors and Yields[1]
Yield
82.2
82.6
83.4
82.3
81.1
78.3
79.3
81.1
79.9
85.1
81.8
28.6
31.8
31.5
33.2
29.6
31.5
27.8
27.5
25.3
25.9
25.5
1Q19
2Q19
3Q19
4Q19
1Q20
2Q20
3Q20
4Q20
1Q21
2Q21
6M21
PRASK
23.27
26.03
26.12
27.04
23.60
24.58
22.02
22.34
20.24
22.01
20.88
1Q19
2Q19
3Q19
4Q19
1Q20
2Q20
3Q20
4Q20
1Q21
2Q21
6M21
G3
AD2
LA2

(1) *Yield and PRASK adjusted to stage-length*
(2) GOL estimates for 2Q21 and 6M21

Network Plan Through 2H21

GOL



2Q20	3Q20	4Q20	1Q21	2Q21	2H21E
Essential Network and flights from GRU	Return to all main markets	Operation increased to 65% of frequencies	Reduction of frequencies and domestic and regional markets	Recovery	Increase in frequencies and in the domestic market
Return and increase of Shuttles "Super Pontes"	Consolidation of BSB and GIG Hubs and growth in CGH	Focus on leisure markets		Reopening of the CLV, CPV, CXJ, JJD, LDB, MOC, OPS and UDI bases	Reopening of all domestic and regional markets; gradual reopening of international markets (Cancun, Punta Cana, bases in South America)
Growth in BSB and RIO and return to medium-sized cities	Growth in Mid-west, North and Northeast (SSA as focus city)				

STATISTICS

	2Q20	3Q20	4Q20	1Q21	2Q21	2H21E
Flights/day:	57	210	403	364	216	460
Markets:	28	134	161	159	126	168
ASK YoY:	-91%	-70%	-42%	-44%	+308%	+46%
ASK MoM or QoQ:	-92%	+303%	+93%	-9%	-42%	+55%

2Q20 | **3Q20** | **4Q20** | **1Q21** | **2Q21** | **2H21E**

Merger of GLA and Smiles

Acquisition of Minority Interest in Smiles for R$744MM and 5.4% of GOL (June 23, 2021)

Consolidated Structure Creates a Virtuous Cycle

- Invest in Enhanced Customer Experience with improved Product Offerings


Enhanced Customer Experience
Customer Focus
SMILES Success
GOL Incentive

- Best Product, Large and Attractively Priced Inventory of Seats

- Higher Cash Flow and Liquidity, Driving Customer Growth
- Greater Tax Efficiency

- Attract More Members and Partners
- Sell More Points
- Recognize More Revenue

Leadership in ESG Initiatives

GOL

GRI · CORSIA · MOSS · Índice Carbono Eficiente ICO2 · RenovaBio

- In the new ESG index of the B3 and S&P
- MSCI – ESG Rating Scorecard: lower carbon emissions indexes
- IEnvA (IATA) Certification – Stage 1 (Stage 2 by the end of 2021)
- Environmental management system
- FAA 145 Repair Station Certification
- Generated effluents are treated
- Commitment to water reuse
- Pioneer in biofuel technology
- Greenhouse gas inventory (10 years of gold standard in the GHG Protocol program)
- Governance: beyond ADR III and level 2 (B3)
- Carbon offsetting program with Moss

Environmental	2Q21	2020	2019	2018
Fuel				
Total Fuel Consumed (GJ x 1,000)	3,880	25,232	51,492	48,935
% Fuel Renewable	0	0	0	0
Total Fuel Consumed (liters x 1,000 /ASK)	27.6	28.8	28.9	29.2
Gross global scope 1 emissions				
Greenhouse gas (GHG) emissions (tons CO_2)	282,366	1,938,497	3,743,873	3,394,307
Greenhouse gas (GHG) emissions/flight hour (tons CO_2)	7.3	9.2	8.7	8.3
Greenhouse gas (GHG) eliminated (tons CO_2)	5,534	45,373	92,221	70,606
Greenhouse gas (GHG) compensated (tons CO_2)	0	0	0	0
Fleet				
Average Age of Fleet	11.3	11.0	9.9	9.5
Social	**2Q21**	**2020**	**2019**	**2018**
Labor Relations				
Employee Gender (% Male/Female)	56/44	56/44	55/45	55/45
Age: Under 30 years (%)	22	26	26	29
Between 30 and 50 years (%)	66	63	62	60
Over 50 years (%)	13	11	12	11
Active Workforce Under Collective-Bargaining Agreements (%)	99.5	100	100	100
Number and Duration of Strikes and Lockout (# days)	0	0	0	0
Customer & Company Behavior				
On-time Departures (%)	96.27	93.22	88.98	91.82
Flight Completion (%)	98.96	97.92	98.10	98.49
Lost Baggage (per 1,000 pax)	1.89	2.10	2.09	2.03
Safety				
Number of Fatalities	-	-	-	-
Number of Governmental Enforcement Actions and Aviation Safety	-	-	-	-
Governance	**2Q21**	**2020**	**2019**	**2018**
Management				
Independent Directors (%)	55	55	50	44
Participation of Woman in Leadership Positions (%)	35	35	33	38
Committees and Policies				
Number of Committees: All With Independent Members Included	5	5	5	5
Compliance Policy (available on the IR website)	✓	✓	✓	✓
Disclosure of Information and Securities Trading Policy (available on the IR website)	✓	✓	✓	✓
Shareholder Meetings				
Representation of Voting Capital at the Shareholders Meetings (%)	100	100	100	100

GOL's Current ESG Projects

GOL

First airline in Brazil | IEnvA Stage 1

(seeking Stage 2 by the end of 2021)

In line with **CORSIA**
(review in 2022)

Waste collection
in expansion, reducing waste sent to landfills

SAF
MoUs for future acquisition

Fleet update
with the Boeing 737 MAX aircraft

IWT
Implementation of zero tolerance

Reforestation & SAF production project
Zona da Mata Biokerosene

15% reduction in CO_2 emissions
(vs. current fleet)

Voluntary carbon offset
Program for Customers with MOSS

GOL 20 years

Financial Highlights 2Q21







Costs & Profitability

GOL

RASK (R$ cents)


36.15
-29.5%
25.50
22.01
2Q20
2Q21
2Q21 Net PRASK

CASK(1) (R$ cents)


50.3%
8.99
5.98
2Q20
2Q21
CASK Fuel
-35.6%
34.09
21.94
CASK ex-Fuel1
-53.9%
2Q20
2Q21

EBITDA(1) (R$ million)


1,814.5
222.4
+124.2%
99.2
EBITDA Margin
21.6%
27.7%
2Q20
2Q21
2Q21 Total Net

- EBIT Margin[1]: 14.0%
- Ancillary revenue (cargo and other): 13.7% of Total Revenue
- Fuel price (change QoQ): R$3.35 (+53.0%).
- CASK[1]: R$21.94 cents
- GOL System capacity (ASK), change over 2Q20: 307.4%
- GOL System capacity (Seats), change over 2Q20: 326.8%

1. Considers expenses strictly related to current operating levels.

Net Result Composition (R$ MM)

GOL


Net Result
2Q20
Net Margin:
-558.0%
(1,996.9)
670.5
Net
Revenue
Fuel
(240.4)
(74.6)
Depreciation
and
Amortization
Personnel
(316.4)
(14.2)
Maintenance
materials &
repairs
Sales
and
Marketing
(15.5)
(51.6)
Services
Landing
Fees
(49.4)
(91.4)
Passenger
Costs
Idle Costs
354.4
(84.1)
Other
Net
financial
results
(151.1)
2,417.0
Exchange
Rate and
monetary
variations
(net)
310.3
Unrealized
ESN
results
Income
Tax
(8.5)
(15.3)
Minority
interest
Net Result
2Q21
Net Margin:
62.5%
642,9
125.9
Non-
Recurring
Expenses
Recurring
Net Result
2Q21
Net Margin:
74.8%
768.7

Cash Flow Breakdown (R$ MM)



Net Cash Flow
-R$83 MM
Financing Cash Flow
+R$99 MM
1,798
543
Receivables
1,255
Cash
(12)
(744)
(237)
(449)
(396)
423
1,573
(99)
(163)
(52)
174
1,814
Receivables
717
Cash
1,097
Liquidity 1Q21
Operating Cashflow
Smiles Incorporation
Extraordinary Dividends
Debts Payment
Leasing Payment
Capital Increase
Retap SSN 2026
Maintenance Capex and PDP
Interest Paid
Exchange Variation
Receivable Variation
Liquidity 2Q21

Liquidity Management

As of June 30, 2021

Financial debt amortization schedule excluding refinancing lines (R$ million)[1]



Debt in USD (ex-financing)
Exchangeable Senior Notes USD
Debt in BRL (ex-financing)
444
24
11
148
6
6
11
11
425
36
1,330
3Q21
4Q21
1Q22
2Q22
2H22
2023
2024
2025+

1-Currency of issuance or contract.

Flexibility to Increase Liquidity



ASK
RPK
(in million)
7,698
7,001
3,992
6,242
5,592
4,033
990
3,164
3,432
773
2Q20
3Q20
4Q20
1Q21
2Q21
jul/21
ago/21
sep/21



Considering recovery of pre-pandemic volumes
6.2
1.2
2.0
3.0
6.6
1.2
2.4
3.0
4.6
0.8
2.3
1.5
4.6
0.7
2.1
1.8
4.0
0.5
2.2
1.3
3.7
0.7
1.9
1.1
4.2
1.2
1.9
1.1
1Q20
2Q20
3Q20
4Q20
1Q21
2Q21
2Q21 (proforma)
Total Cash
Deposits
Receivables
Total

- Flexibility to increase supply and receivables;
- ~US$1 billion of additional unencumbered assets: +US$550 million of liquidity;
- Secured Debt Program: US$500 million issued (42% LTV);
- Convertible or equity instruments;
- Capital increase of R$423 million in 2Q21;
- Reintegration of the Smiles loyalty program

GOL | Balance Sheet Recovery

Gradual resumption of demand and liability management initiatives reinforce balance sheet

Forward Bookings (MM Pax)



+141%
761
2,081
2,462
1,357
1,836
2Q20
3Q20
4Q20
1Q21
2Q21

Receivables (R$ bn)



+34%
0.5
0.8
0.7
0.5
0.7
2Q20
3Q20
4Q20
1Q21
2Q21

Advance Ticket Sales (R$ bn)



+26%
1.6
1.8
2.1
1.7
2.0
2Q20
3Q20
4Q20
1Q21
2Q21

Short-term Indebtedness (R$ bn)



-54%
3.9
3.1
2.4
2.3
1.8
2Q20
3Q20
4Q20
1Q21
2Q21

Outlook for 3Q21 and 2H21

Metrics	3Q21E	2H21E	
		Preliminary	Revised
Brazil GDP Variation[1] vs 2020 (%)	+7.7%	+2.9%	+3.9%
Domestic Routes Served (average)	~133	~159	~168
Average Operating Fleet (EoP)	~75	~110	~102
ASK Total (bi)	~7.3	18.8	~17.2
Load Factor (%)	~82%	~80%	~80%
Operating CASK Ex-fuel[2] vs 2020	Down ~6%	Down ~8%	Down ~12%
Gross Global Scope 1 emissions (000 m t CO2)	~524.1	~1,395.0	~1,215.1
Total Fuel Consumed (1,000 liters per RPK)	~34.2	~36.1	~34.3
Greenhouse Gas Emissions/Flight Hour (t CO2)	~8.5	~7.9	~8.5
Net Operating Revenues (R$ BN)	~1.8	~6.0	~5.4
Other Revenue (cargo, loyalty, other)	~12% of revenues	~7% of revenues	~8% of revenues
EBITDA[2] (R$ bi)	~0.4	~2.0	~1.7
CAPEX (R$ MM)	~0.1	~0.3	~0.3
Total Liquidity[3] (R$ BN)	~3.4	~4.5	~4.2
Net Debt[4] (R$ BN)	~15.0	~14.8	~15.3
Net Debt / LTM EBITDA Ratio[4,5,6] (x)	~2.9x	~3.0x	~3.0x

(1) Versus the same period last year; Source: Brazilian Central Bank.
(2) Excluding non-operating expenses and depreciation related to fleet idleness and personnel-related costs of approximately R$807 million in 3Q21, R$922 million in 3Q20, R$1.7 billion in 2H21 and R$1.6 billion in 2H20.
(3) Cash and cash equivalents, restricted cash, accounts receivables and deposits (does not include unencumbered assets).
(4) Excluding perpetual bonds and exchangeable notes.
(5) Pro-forma, excluding non-operating expenses and depreciation,
(6) EBITDA 4Q21E annualized.

GOL 20 years

Q&A 2Q21





Cash Preservation and CASK Reduction

- Matching capacity to demand
- Renegotiation with flight attendant union
- Successful negotiations with lessors (MTMs and PBHs), suppliers and creditors
- MAX fleet: reduced fuel costs; operated in 17% of total daily operations in 2Q21
- Smiles merger: annualized synergies expected to exceed R$400 million

CASK[1] (R$ cents)



17.7
34.1
20.4
20.1
19.4
21.9
1Q20² 2Q20 3Q20 4Q20 1Q21 2Q21

B737-MAX Usage
(% Block - Hour)



8%
12%
16%
20%
16%
15%
jan-21 feb-21 mar-21 apr-21 may-21 jun-21

1. Considers expenses strictly related to current operating levels.
2. 1Q20 adjusted for non-recurring events

Focus for 2021 & Beyond

LEAD THE DOMESTIC MARKET RECOVERY

- Supply-demand equilibrium
- New ways to attract the Customer

GOL CULTURE

- Be first for everyone
- Simple, human and intelligent



ECONOMIC EQUILIBRIUM

- Efficient operations
- Lowest cost always wins

SALES GENERATION

- Capture value in all sales channels
- New revenues: GOLLOG and Aerotech

SIMPLE & SAFE SERVICE

- Reference in personal safety
- Best flight experience

Discipline in Matching Capacity to Demand

GOL



Domestic Capacity
ASK (MM)
41%
39%
39%
38%
38%
32%
39%
39%
Share
35%
28%
32%
1Q19
2Q19
3Q19
4Q19
1Q20
2Q20
3Q20
4Q20
1Q21
2Q21
6M21
G3
AD
LA
G3 Capacity Share



2H21
70%
45%-47%
55%-60%
80%-85%
GOL¹
Latam²
Azul²
Increase in Demand (RPK)²
Increase in Capacity (ASK)

[1] *Source: GOL Guidance– Increase in domestic supply (ASK) 2H21 vs 2H20;*
[2] *Source: DIIO Business Intelligence – Increase in domestic supply (ASK) 2H21 vs 2H20*

GOL | Best Balance Sheet

Liquidity[1] (R$ Bn)


Total Liquidity + Deposits
Liquidity/LTM Net Revenue
CQGR = 26%
2.6 1.9 2.3 2.6 2.8 3.8 3.7 3.9 3.9 3.0 4.5 4.7 4.0 4.3 6.0 4.9 4.5 4.6 4.0 3.7
26% 20% 23% 26% 27% 37% 34% 35% 35% 34% 38% 37% 39% 39% 42% 45% 55% 73% 85% 67%
3Q16 4Q16 1Q17 2Q17 3Q17 4Q17 1Q18 2Q18 3Q18 4Q18 1Q19 2Q19 3Q19 4Q19 1Q20 2Q20 3Q20 4Q20 1Q21 2Q21

Cash Position[2] (R$ Bn)


CQGR = 1%
1.1 1.2 0.7 0.9 1.2 2.3 2.1 2.1 1.9 2.1 2.7 2.4 2.9 3.0 3.0 2.8 1.5 1.8 1.3 1.1
3Q16 4Q16 1Q17 2Q17 3Q17 4Q17 1Q18 2Q18 3Q18 4Q18 1Q19 2Q19 3Q19 4Q19 1Q20 2Q20 3Q20 4Q20 1Q21 2Q21

LTM EBITDA (R$ MM) & EBITDA Margin[3]


14% 12% 14% 6% 17% 18% 22% 9% 12% 27% 28% 23% 29% 32% 49% 38% 42% 39% 27% 22%
CQGR = 3%
846 1,144 952 1,158 1,284 1,495 1,790 1,854 1,749 2,068 2,325 2,852 3,559 4,373 4,476 [VALOR] 3,508 2,469 1,296 1,419
3Q16 4Q16 1Q17 2Q17 3Q17 4Q17 1Q18 2Q18 3Q18 4Q18 1Q19 2Q19 3Q19 4Q19 1Q20 2Q20 3Q20 4Q20 1Q21 2Q21

Net Debt/LTM EBITDA[3] (x)


6.7x 5.7x 4.6x 5.5x 4.8x 4.5x 4.0x 4.3x 4.6x 3.8x 3.3x 3.1x 2.9x 2.4x 2.4x [VALOR]³ 4.0x 5.3x 11.4x 10.1x
3Q16 4Q16 1Q17 2Q17 3Q17 4Q17 1Q18 2Q18 3Q18 4Q18 1Q19 2Q19 3Q19 4Q19 1Q20 2Q20 3Q20 4Q20 1Q21 2Q21

1- Cash, equivalents, short term investments, restricted cash and receivables; 2- Cash, equivalents, short term investments and restricted cash; 3 - Adjusted EBITDA

GOL's Environmental Impact

GOL

2025

Use of 1% of SAF in our total consumption

2050

Net zero carbon emissions

Our ratings:

GHG Protocol
Gold Standard
(Maximum grade)

BBB

MCSI Report
Rated BBB
Carbon Emissions score 8.0
Industry Average 4.1

C

CDP Report
Score C
Industry Average B-

Our affiliations:

RSB
www.rsb.org

Ubrabio
União Brasileira do Biodiesel e Bioquerosene

SCIENCE BASED TARGETS
DRIVING AMBITIOUS CORPORATE CLIMATE ACTION

CPLC
CARBON PRICING LEADERSHIP COALITION

GOL 20 years

Investor Relations
ri@voegol.com.br
+55 11 2128 4700
www.voegol.com.br/ir



